SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            Casco International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    147399109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Charles R. Davis
                                S. Robert Davis
                         13900 Conlan Circle, Suite 150
                        Charlotte, North Carolina 28277
                            Telephone: (704) 482-9591
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen PLLC
                        100 North Tryon Street Suite 47
                      Charlotte, North Carolina 28202-4003

                                  May 20, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
____.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 147399109
           ---------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S. Robert Davis

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X

                                                              (b) ____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                -----

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


NUMBER OF SHARES        7       SOLE VOTING POWER
                                138,411(1) Common Shares

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                842,930(2) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                404,879(3) Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        981,341(4) Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        _____

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        52.1%

14      TYPE OF REPORTING PERSON

        IN

(1) Includes 28,411 shares held by Media Source, Inc. ("Media Source") as to which S. Robert Davis indirectly has beneficial ownership as Chairman of the Board and President and 110,000 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

(2) Each Participant, as defined herein, has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote each Participant's shares in favor of the Proposed Transaction (the "Proxy"), as defined herein. The 842,930 shares consist of 261,754 shares owned by S. Robert Davis and 581,176 shares for which S. Robert Davis has the power to vote under the Proxy.

(3) Includes 261,754 shares owned by S. Robert Davis, 4,714 shares owned by his wife, Melissa Davis, as to which he disclaims beneficial ownership, 28,411 shares held by Media Source, and 110,000 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

(4)  Includes 261,754 shares owned by S. Robert Davis,  581,176 shares for which
     S. Robert Davis has the power to vote under the Proxy, 28,411 shares held by Media Source and 110,000 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles R. Davis

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) X

                                                               (b) ____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                  _____

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES        7       SOLE VOTING POWER
                                316,211(1) Common Shares

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                842,930(2) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                429,541(3) Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,159,141(4) Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        _____

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.2%

14      TYPE OF REPORTING PERSON

        IN

(1) Includes 287,800 shares of Common Stock issuable upon exercise of stock options within sixty (60) days and 28,411 shares held by Media Source as to which Charles R. Davis indirectly has beneficial ownership as Director of Media Source.

(2) Includes 110,919 shares owned by Charles R. Davis, 2,411 shares owned by his children as to which he disclaims beneficial ownership and 729,600 shares as to which Charles R. Davis has the power to vote pursuant to the Proxy.

(3) Includes 110,919 shares owned by Charles R. Davis, 2,411 shares owned by his children as to which he disclaims beneficial ownership, 28,411 shares held by Media Source and 287,800 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

(4) Includes 110,919 shares owned by Charles R. Davis, 2,411 shares owned by his children as to which he disclaims beneficial ownership, 729,600 shares as to which Charles R. Davis has the power to vote pursuant to the Proxy, 28,411 shares held by Media Source and 287,800 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        R. L. Renck & Co., Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X

                                                              (b) ____
3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                ____

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois

NUMBER OF SHARES        7       SOLE VOTING POWER
                                60,000(1) Common Shares

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                338,200(2) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                398,200(3) Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,200(3) Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        _____

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.7%

14      TYPE OF REPORTING PERSON
        BD, CO, IA

(1)  Issuable upon exercise of stock warrants  within sixty (60) days.

(2) R. L. Renck & Co., Inc. has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote these 338,200 shares in favor of the Proposed Transaction, as defined herein.

(3) Includes 60,000 shares of Common Stock issuable upon exercise of stock warrants within sixty (60) days.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard Fentin

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) X

                                                               (b) ____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                 ___

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES        7       SOLE VOTING POWER
                                0

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                20,000(1) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                20,000 Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        _____

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1%

14      TYPE OF REPORTING PERSON
        IN

(1) Mr. Richard Fentin has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote Mr. Fentin's shares in favor of the Proposed Transaction, as defined herein.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Dr. John Graver

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) X

                                                               (b) ____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                            _____

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES        7       SOLE VOTING POWER
                                0

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                55,000(1) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                55,000 Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        55,000 Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        _____

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.1%

14      TYPE OF REPORTING PERSON
        IN

(1) Dr. John Graver has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote Dr. Graver's shares in favor of the Proposed Transaction, as defined herein.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Randall J. Asmo

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X

                                                              (b) ____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                         ______

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES        7       SOLE VOTING POWER
                                22,700(1) Common Shares

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                38,825(2) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                61,525(3) Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        61,525(3) Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ______

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.4%

14      TYPE OF REPORTING PERSON
        IN

(1)  Issuable  upon exercise of stock  options  within sixty (60) days.

(2) Mr. Randall J. Asmo has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote Mr. Asmo's shares in favor of the Proposed Transaction, as defined herein.

(3) Includes 22,700 shares of the Issuers Common Stock issuable upon exercise of stock options within sixty (60) days.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jeffrey A. Ross

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) X

                                                             (b) ____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                           ______

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES        7       SOLE VOTING POWER
                                51,480(1) Common Shares

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                3,207(2) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                54,687(3) Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        54,687(3) Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        _____

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.0%

14      TYPE OF REPORTING PERSON
        IN

(1)  Issuable  upon exercise of stock  options  within sixty (60) days.

(2) Mr. Jeffrey A. Ross has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote Mr. Ross' shares in favor of the Proposed Transaction, as defined herein.

(3) Includes 51,480 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Dan Splawn

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) X

                                                              (b) _____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                             ______

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES        7       SOLE VOTING POWER
                                50,400(1) Common Shares

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                7,900(2) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                58,300(3) Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        58,300(3) Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        _____

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.2 %

14      TYPE OF REPORTING PERSON
        IN

(1)  Issuable upon exercise of stock options within sixty (60) days.

(2) Mr. Dan Splawn has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote Mr. Splawn's shares in favor of the Proposed Transaction, as defined herein.

(3) Includes 50,400 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Melissa Davis

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) X

                                                           (b) _____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                           ______

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES        7       SOLE VOTING POWER
                                0

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                4,714 (1) Common Shares

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                4,714 Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,714 Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ______

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .3%

14      TYPE OF REPORTING PERSON
        IN

(1) Mrs. Melissa Davis has granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote Mrs. Davis' shares in favor of the Proposed Transaction, as defined herein.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Media Source, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) X

                                                            (b) _____

3       SEC USE ONLY

4       SOURCE OF FUNDS

        WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                          ______

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES        7       SOLE VOTING POWER
                                28,411(1) Common Shares

BENEFICIALLY OWNED BY   8       SHARED VOTING POWER
                                0

EACH REPORTING          9       SOLE DISPOSITIVE POWER
                                28,411(1) Common Shares

PERSON WITH             10      SHARED DISPOSITIVE POWER
                                0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        28,411(1) Common Shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ______

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%

14      TYPE OF REPORTING PERSON
        CO

(1)  Messrs.  S.  Robert  Davis,  Chairman of the Board and  President  of Media
     Source, and Charles R. Davis, Director of Media Source, have indirect beneficial ownership of these 28,411 shares as a result of their positions with Media Source.

Item 1.  Security and Issuer

     The class of equity securities to which the Statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Casco International, Inc. (the Issuer), a Delaware corporation, with principal offices located at 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

Item 2.  Identity and Background

     (a) Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), this Statement on Schedule 13D is being filed jointly on behalf of S. Robert Davis, Charles R. Davis, R. L. Renck & Co., Inc. ("Renck Inc."), Richard Fentin, John Graver, Randall J. Asmo, Jeffrey A. Ross, Dan Splawn, Melissa Davis and Media Source, Inc., (collectively, the "Reporting Persons" and individually, a "Reporting Person") because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. A Joint Filing Agreement is attached hereto as Exhibit 1 with respect to the filing parties.

Mr. S. Robert Davis

     (b) - (c) Mr. S. Robert Davis is Chairman of the Board of Directors of the Issuer and Chairman of the Board and President of Media Source, Inc. ("Media Source"), a distributor of children's books located at 5695 Avery Road, Dublin, Ohio 43016. His business address is 5695 Avery Road, Dublin, Ohio 43016, and the principal business address of the Issuer is 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

Mr. Charles R. Davis

     (b)- (c) Mr. Charles R. Davis is the President and Chief Executive Officer of the Issuer. His business address and the principal business address of the Issuer is 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

Renck Inc.

     (b)- (c) Renck Inc. is a corporation organized under the laws of Illinois. The principal business of Renck Inc. is that of a private investment firm. Mr. Robert L. Renck, Jr. is the sole Director and the President, Treasurer and Chief Executive Officer of Renck Inc., and Ms. Carol Kroll Kahn is Secretary of Renck Inc. Their business address and the principal business address of Renck Inc. is 2 Rector Street, 25th Floor, New York, New York 10006.

Mr. Richard Fentin

     (b)- (c) Mr. Richard Fentin is Vice President of Fidelity Investments ("Fidelity"), an investment firm. His business address and the principal business address of Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109.

Dr. John Graver

     (b)- (c) Dr. John Graver is an orthodontist with his own practice. His business address and the principal business address of his practice is 1535 Old Henderson Road, Columbus, Ohio 43220.

Mr. Randall  J. Asmo

     (b)- (c) Mr. Randall J. Asmo is Director of the Issuer; Executive Vice President, Secretary and Director of Media Source; Vice President of Mid-States Development Corp. ("Mid-States"), a privately held real estate development and leasing company; and Vice President of American Home Building Corp. ("AHB"), a privately-held real estate development company. His business address is 5695 Avery Road, Dublin, Ohio 43016. The principal business address of Media Source, Mid-States and AHB is 5695 Avery Road, Dublin, Ohio 43016.

Mr. Jeffrey A. Ross

     (b)- (c) Mr. Jeffrey A. Ross is Chief Financial Officer and Secretary of the Issuer. His business address and the principal business address of the Issuer is 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

Mr. Dan Splawn

     (b)- (c) Mr. Dan Splawn is Vice President of Operations of the Issuer. His business address and the principal business address of the Issuer is 13900 Conlan Circle, Suite 150, Charlotte, North Carolina 28277.

Mrs. Melissa Davis

     (b)- (c) Mrs. Melissa Davis is S. Robert Davis' wife and currently serves as Director of Rentals for Mid-States. Her business address and the business address of Mid-States is 5695 Avery Road, Dublin, Ohio 43016.

Media Source, Inc.

     (b)- (c) Media Source is organized under the laws of Delaware and is a publicly-traded distributor of children's books. Mr. S. Robert Davis is Chairman of the Board, President, Assistant Secretary and Director of Media Source. Mr. Randall Asmo is Executive Vice President and Director of Media Source. Messrs. Juan F. Sotos, Robert J. Tierney and Charles R. Davis are Directors of Media Source. Mr. Donald R. Hollenack is Chief Financial Officer of Media Source. The business address of the directors and officers of Media Source and the principal business address of Media Source is 5695 Avery Road, Dublin, Ohio 43016.

     (d)  None of the persons or entities  identified in this Item 2 has, during
          the  last  five  years,  been  convicted  in  a  criminal   proceeding
          (excluding traffic violations or similar misdemeanors).

     (e) None of the persons or entities identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Messrs. S. Robert Davis, Charles R. Davis, Robert. L. Renck, Jr., Richard Fentin, John Graver, Randall J. Asmo, Jeffrey A. Ross, Dan Splawn, Juan F. Sotos, Robert J. Tierney and Donald R. Hollenack, Ms. Carol Kroll Kahn and Mrs. Melissa Davis are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons, except Media Source (the "Participants"), each acquired their respective shares of Common Stock with personal funds. Media Source acquired its shares either through the cancellation of indebtedness in a private transaction or with working capital in open market purchases as described in Item 5(c) below.

Item 4.  Purpose of Transaction

     The Participants hold shares of the Common Stock for investment purposes and desire to continue their ownership of the Issuer upon the consummation of a proposed "going private transaction" (the "Proposed Transaction"). The Participants have agreed to contribute their shares to Davis Holdings of North Carolina, Inc. ("Davis Holdings") in return for an ownership interest in Davis Holdings pursuant to a Contribution Agreement (the "Contribution Agreement"). The Contribution Agreement is attached hereto as Exhibit 2 and any description thereof is qualified in its entirety by reference thereto. Davis Holdings and its wholly-owned subsidiary (collectively "Buyer") have entered into an Agreement and Plan of Merger with the Issuer to acquire all of the outstanding Common Stock, other than shares owned by Buyer, for $2.10 per share in cash, in a negotiated transaction subject to approval by the Issuers shareholders (the Agreement and Plan of Merger). The Agreement and Plan of Merger is attached hereto as Exhibit 3 and any description thereof is qualified in its entirety by reference thereto. The Agreement and Plan of Merger, if consummated, contemplates that Buyer will acquire all of the Issuers Common Stock in a going private transaction, which would result in the termination of the registration of the Common Stock under Section 12(g)(4) of the Act and the cessation of quotations of the Common Stock on the NASDAQ Smallcap Market. In addition, if the "going private" transaction is consummated, the only remaining directors of the Issuer will be S. Robert Davis and Charles R. Davis, and the Issuer will become a wholly-owned subsidiary of Davis Holdings. Except as set forth herein, the Reporting Persons have no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. S. Robert Davis beneficially owns 981,341, or 52.1% of the issued and outstanding shares of Common Stock, based upon information provided in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, including 261,754 shares owned by S. Robert Davis, 581,176 shares for which S. Robert Davis has the power to vote under the Proxy, 28,411 shares held by Media Source and 110,000 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

     Mr. Charles R. Davis beneficially owns 1,159,141 shares, or 56.2%, of the issued and outstanding shares of Common Stock, based upon information provided in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, including 110,919 shares owned by Charles R. Davis, 2,411 shares owned by his children as to which he disclaims beneficial ownership, 729,600 shares as to which Charles R. Davis has the power to vote pursuant to the Proxy, 28,411 shares held by Media Source and 287,800 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

     Renck Inc. beneficially owns 398,200 shares, or 21.7%, of the issued and outstanding shares of Common Stock, including 60,000 shares of Common Stock issuable upon exercise of stock warrants within sixty (60) days. Mr. Robert L. Renck, Jr. and Ms. Carol Kroll Kahn do not beneficially own any shares of Common Stock.

     Mr. Richard Fentin beneficially owns 20,000 shares, or 1.1%, of the issued and outstanding shares of Common Stock.

     Dr. John Graver beneficially owns 55,000 shares, or 3.1%, of the issued and outstanding shares of Common Stock.

     Mr. Randall J. Asmo beneficially owns 61,525 shares, or 3.4%, of the issued and outstanding shares of Common Stock, including 22,700 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

     Mr. Jeffrey A. Ross beneficially owns 54,687 shares, or 3.0%, of the issued and outstanding shares of Common Stock, including 51,480 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

     Mr. Dan Splawn beneficially owns 58,300 shares, or 3.2%, of the issued and outstanding shares of Common Stock, including 50,400 shares of Common Stock issuable upon exercise of stock options within sixty (60) days.

     Mrs. Melissa Davis beneficially owns 4,714 shares, or .3% of the issued and outstanding shares of Common Stock.

     Media Source beneficially owns 28,411 shares, or 1.6%, of the issued and outstanding shares of Common Stock. Messrs. S. Robert Davis, Randall J. Asmo and Charles R. Davis beneficially own Common Stock as report herein. Messrs. Juan F. Sotos, Robert J. Tierney and Donald R. Hollenack own no shares of Common Stock.

     (b) Mr. S. Robert Davis has voting and dispositive power with respect to the shares he beneficially owns as reported in Items 7 10 on S. Robert Davis' cover page herein.

     Mr. Charles R. Davis has voting and dispositive power with respect to the shares he beneficially owns as reported in Items 7 10 on Charles R. Davis' cover page herein.

     Renck Inc. has voting and dispositive power with respect to the shares it beneficially owns as reported in Items 7 10 on Renck Inc.'s cover page herein.

     Mr. Richard Fentin has voting and dispositive power with respect to the shares he beneficially owns as reported in Items 7 10 on Richard Fentin's cover page herein.

     Dr. John Graver has voting and dispositive power with respect to the shares he beneficially owns as reported in Items 7 10 on Dr. John Graver's cover page herein.

     Mr. Randall J. Asmo has voting and dispositive power with respect to the shares he beneficially owns as reported in Items 7 10 on Randall J. Asmo's cover page herein.

     Mr. Jeffrey A. Ross has voting and dispositive power with respect to the shares he beneficially owns as reported in Items 7 10 on Jeffrey A. Ross' cover page herein.

     Mr. Dan Splawn has voting and dispositive power with respect to the shares he beneficially owns as reported in Items 7 10 on Dan Splawn's cover page herein.

     Mrs. Melissa Davis has voting and dispositive power with respect to the shares she beneficially owns as reported in Items 7 10 on Melissa Davis' cover page herein.

     Media Source has voting and dispositive power with respect to shares it beneficially owns as reported in Items 7 10 on Media Source's cover page herein.

     (c) On May 2, 2001, Media Source purchased a total of 14,200 shares in the open market at the following prices per share: 4,200 shares at $1.50 per share, 2,900 shares at $1.51 per share and 7,100 shares at $1.52 per share. Except as described herein, no other Reporting Person named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

     As described in Item 4, the Participants have agreed to contribute their outstanding shares of the Common Stock to Davis Holdings in return for an ownership interest in Davis Holdings pursuant to the Contribution Agreement. Davis Holdings and its wholly-owned subsidiary have entered into the Agreement and Plan of Merger with the Issuer to acquire all of the outstanding Common Stock, except the shares transferred to Davis Holdings under the Contribution Agreement. Additionally, the Participants have agreed to vote their shares in favor of the Agreement and Plan of Merger and have granted an irrevocable proxy to Messrs. S. Robert Davis and Charles R. Davis which gives each the authority to vote the Participants' shares in favor of the Agreement and Plan of Merger.


Item 7.  Material to Be Filed as Exhibits

        Exhibit 1:      Joint Filing Agreement
        Exhibit 2:      Contribution Agreement
        Exhibit 3:      Agreement and Plan of Merger


                         [SIGNATURES ON FOLLOWING PAGE]

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2001

                                        By:  /s/ S. Robert Davis
                                             --------------------
                                                 S. Robert Davis


                                        By:  /s/ Charles R. Davis
                                             --------------------
                                                 Charles R. Davis


                                        R. L. Renck & Co., Inc.

                                        By:  /s/ Robert L. Renck, Jr.
                                             --------------------
                                                 Robert L. Renck, Jr.
                                                 President and
                                                 Chief Executive Officer


                                        By:  /s/ Richard Fentin
                                             --------------------
                                                 Richard Fentin


                                        By:  /s/ John Graver
                                             --------------------
                                                 John Graver


                                        By:  /s/ Randall J. Asmo
                                             --------------------
                                                 Randall J. Asmo


                                        By:  /s/ Jeffrey A. Ross
                                             --------------------
                                                 Jeffrey A. Ross


                                        By:  /s/ Dan Splawn
                                             --------------------
                                                 Dan Splawn


                                        By:  /s/ Melissa Davis
                                             --------------------
                                                 Melissa Davis

                                        Media Source, Inc.

                                        By:  /s/ S. Robert Davis
                                             --------------------
                                                 S. Robert Davis
                                                 President